 EXHIBIT 99.2

Appendix B

Network Overview

We build, own, and operate metropolitan area broadbands networks, using both Company owned fiber and licensed Wi-Max radio frequencies.  Our networks are comprised of a multiple wavelength fiber diverse backbone, connected to buildings that service commercial customers, and also are used as base stations that connect to multiple customer buildings, extending our fiber footprint.

Our networks are designed to provide the reliability, redundancy, scalability, and other features of a carrier class network, and are well suited to bypass the local loop facilities of the local exchange carrier to connect enterprise customers directly to the global communications network.

A typical building that our fiber backbone terminates and also used for a wireless base station is noted below.  Connection to our customers can be an electrical (Category 5 or 6) or via multimode fiber.  The Customer Premise Equipment (CPE) is a router that will be configured, maintained, and monitored by China Wi-Max.  This router provides a finite demarcation point of interface.  Our network has continuous active monitoring.  Any perceived problems on the network will trigger an alert, as well as a log file and other information.  Network equipment is connected to an Uninterruptable Power System (UPS) to ensure continuous power.

Each city is designed to provide fiber interconnection at a minimum of two Internet Centers (also referred to as Carrier Hotels) for Internet Peering to ensure a carrier class reliability and availability.  The optical and routers have fully redundant components.